Exhibit 99.1



Mannatech Reports Second Quarter Results

Higher commission rate impacts earnings; Recruiting and pack sales continue steady improvement

Coppell, TX, August 4, 2009 - Mannatech, Incorporated (NASDAQ – MTEX), a leading developer and provider of proprietary nutritional supplements, weight management products and skin care solutions, today reported a net loss of $5.5 million or $0.21 per diluted share for the second quarter ending June 30, 2009, compared to a net loss of $10.5 million or $0.40 per diluted share for the second quarter of 2008. Operating results were negatively impacted by higher commissions paid due to several bonus types associated with the volume of units sold of the new $499 Premium/All-Star Pack and continuing unfavorable foreign currency exchange.

Second quarter net sales for 2009 were $77.6 million, a decrease of 10.5%, compared to $86.8 million in the second quarter of 2008. North American sales declined 11.6% compared to the second quarter of 2008. International sales decreased 9.1% for the second quarter of 2009 compared to the second quarter of 2008, partially due to the negative impact of a stronger U.S. dollar in the second quarter compared to the second quarter of 2008. The stronger U.S. dollar negatively impacted international sales by $3.8 million. However, sales grew by $6.9 million, a 9.8% increase compared to the first quarter of 2009.

Year-to-date sales through June were $148.3 million, down 16.8% from $178.2 million in the second quarter of 2008. The company reported a net loss for the six-month period of $10.3 million, compared to last year's net loss of $12.8 million. The loss per share was $0.39, compared to a lost per share of $0.48 for the six-months ended September 2008.

Wayne Badovinus, Mannatech's president and CEO commented, "A significant increase in Associate enthusiasm created by the launch of our $499 reduced price pack in late January drove sales to almost their highest level in a year. At the same time earnings were lower due to additional short-term costs associated with greater pack sales and expanding our customer base. We believe these short-term costs, although higher than anticipated, should generate long-term volume and profit growth. The result is evidenced by the dramatic increase in our domestic pack sales and number of active associates for the second quarter of 2009."

Mr. Badovinus continued, "New Associates and Members added in the second quarter of 2009 increased 27.3% compared to the second quarter of 2008, and was 20.5% higher than the first quarter of 2009. Further evidence of our improvement is that domestic pack sales were up 50% in the second quarter of 2009 compared to the second quarter of 2008. We believe we are turning the corner."

New independent Associates and Members totaled 43,953 in the second quarter of 2009, compared to 36,465 added in the first quarter of 2009, and 34,537 added in the second quarter of 2008. Total independent Associate and Member count based on a 12-month trailing period was 532,000 for the second quarter of 2009 as compared to 554,000 for the second quarter of 2008.

Conference Call
Mannatech will hold a conference call and webcast to discuss this announcement with investors on Wednesday, August 5, 2009 at 9:00 a.m. Central Daylight Time, 10:00 a.m. Eastern Daylight Time. Investors may listen to the call by accessing Mannatech's website at www.mannatech.com.

About Mannatech
Mannatech, Incorporated, is a global wellness solutions provider of innovative, high-quality, proprietary dietary supplements, weight management products and skin care solutions sold through independent Associates and Members

located in the United States and the international markets of Canada, Australia, the United Kingdom, Japan, New Zealand, the Republic of Korea, Taiwan, Denmark, Germany, South Africa, and Singapore. For more information please visit www.mannatech.com or www.allaboutmannatech.com.

Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend", "believe", "expect" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's ability to attract and retain Associates and Members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions
reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Contact Information:
Gary Spinell
Vice President Finance & Administration
972-471-6512
ir@mannatech.com
www.mannatech.com
www.exploremannatech.com
www.allaboutmannatech.com

Net Sales in Dollars and as a Percentage of Consolidated Net Sales – (*Unaudited*)

Country	Three months 2009		Three months 2008		Six months 2009		Six months 2008	
	(in millions, except percentages)							
United States	$ 39.2	50.4%	$ 45.4	52.3%	$ 75.7	50.9%	$ 97.3	54.6%
Japan	10.6	13.7%	11.7	13.5%	21.5	14.5%	23.1	13.0%
Republic of Korea	6.8	8.9%	9.8	11.3%	12.3	8.3%	19.1	10.7%
Canada	6.4	8.2%	6.2	7.1%	11.7	7.9%	12.2	6.8%
Australia	5.8	7.5%	7.0	8.1%	11.0	7.4%	14.4	8.1%
South Africa*	3.3	4.3%	1.4	1.6%	5.6	3.8%	1.4	0.8%
Taiwan	1.8	2.3%	1.4	1.6%	3.4	2.3%	2.5	1.4%
New Zealand	1.2	1.5%	1.4	1.6%	2.2	1.5%	2.9	1.6%
Germany	0.9	1.2%	1.0	1.2%	1.7	1.2%	2.1	1.2%
United Kingdom	0.8	1.0%	1.2	1.4%	1.6	1.1%	2.6	1.5%
Denmark	0.5	0.6%	0.3	0.3%	1.0	0.7%	0.6	0.3%
Singapore**	0.3	0.4%	—	—	0.6	0.4%	—	—
Totals	**$ 77.6**	**100%**	**$ 86.8**	**100%**	**$ 148.3**	**100%**	**$ 178.2**	**100%**

_____

* South Africa began operations in May 2008.
**Singapore began operations in November 2008.

The number of new and continuing independent associates and members who purchased our packs or products during the twelve months ended June 30, 2009 and 2008 were as follows:

	2009		2008	
New	144,000	27.0%	158,000	28.5%
Continuing	388,000	73.0%	396,000	71.5%
Total	**532,000**	**100%**	**554,000**	**100%**

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2009		December 31, 2008	
ASSETS	*(unaudited)*			
Cash and cash equivalents	$	23,434	$	30,945
Restricted cash		2,348		1,864
Accounts receivable, net of allowance of $16 and $23 in 2009 and 2008, respectively		398		291
Income tax receivable		6,728		3,531
Inventories, net		31,088		31,313
Prepaid expenses and other current assets		4,044		3,946
Deferred income tax assets		5,158		5,632
Total current assets		**73,198**		**77,522**
Property and equipment, net		32,386		36,202
Construction in progress		349		840
Long-term restricted cash		6,626		7,579
Other assets		2,640		1,456
Long-term deferred income tax assets		506		459
Total assets	**$**	**115,705**	**$**	**124,058**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current portion of capital leases	$	811	$	131
Accounts payable		6,185		5,067
Accrued expenses		21,084		24,324
Commissions and incentives payable		16,707		11,453
Taxes payable		2,872		873
Current deferred tax liability		224		192
Deferred revenue		2,816		3,476
Total current liabilities		**50,699**		**45,516**
Capital leases, excluding current portion		1,505		155
Long-term royalty liability		1,823		2,024
Long-term deferred income tax liabilities		2,113		6,075
Other long-term liabilities		1,998		1,559
Total liabilities		**58,138**		**55,329**
Commitments and contingencies				
Shareholders' equity:				
Preferred stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding		—		—
Common stock, $0.0001 par value, 99,000,000 shares authorized, 27,667,882 shares issued and 26,460,788 shares outstanding in 2009 and 2008		3		3
Additional paid-in capital		41,052		40,753
Retained earnings		32,799		44,170
Accumulated other comprehensive loss		(1,496)		(1,406)
		72,358		83,520
Less treasury stock, at cost, 1,207,094 shares in 2009 and 2008		(14,791)		(14,791)
Total shareholders' equity		**57,567**		**68,729**
Total liabilities and shareholders' equity	**$**	**115,705**	**$**	**124,058**

See accompanying notes to unaudited consolidated financial statements

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS – *(UNAUDITED)*
(in thousands, except per share information)

	Three months ended June 30,		Six months ended June 30,	
	2009	2008	2009	2008
Net sales	**$ 77,644**	**$ 86,781**	**$ 148,345**	**$ 178,232**
Cost of sales	12,290	13,046	24,021	25,909
Commissions and incentives	46,419	41,368	80,145	83,860
	58,709	54,414	104,166	109,769
Gross profit	**18,935**	**32,367**	**44,179**	**68,463**
Operating expenses:				
Selling and administrative	17,440	21,850	35,655	44,596
Depreciation and amortization	3,126	2,991	6,272	6,053
Other operating	9,427	24,010	18,989	38,037
Total operating expenses	29,993	48,851	60,916	88,686
Loss from operations	**(11,058**)	**(16,484**)	**(16,737**)	**(20,223**)
Interest income	69	393	143	953
Other income (expense), net	1,381	(775)	(37)	(403)
Loss before income taxes	**(9,608**)	**(16,866**)	**(16,631**)	**(19,673**)
Benefit for income taxes	4,071	6,339	6,319	6,854
Net loss	**$ (5,537**)	**$ (10,527**)	**$ (10,312**)	**$ (12,819**)
Loss per share:				
Basic	$ (0.21)	$ (0.40)	$ (0.39)	$ (0.48)
Diluted	$ (0.21)	$ (0.40)	$ (0.39)	$ (0.48)
Weighted-average common shares outstanding:				
Basic	**26,461**	**26,461**	**26,461**	**26,461**
Diluted	**26,461**	**26,461**	**26,461**	**26,461**